September 22, 2005

Jon R. Latorella
Chief Executive Officer
LocatePLUS Holdings Corporation
100 Cummings Center
Suite 235M
Beverly, Massachusetts 01915

	RE:	LocatePLUS Holdings Corporation
      Preliminary Proxy Statement on Schedule 14A
		Filed September 12, 2005
		File No. 0-49957

Dear Mr. Latorella:

	This is to advise you that we have conducted a limited review of the above filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. It appears that you are attempting to incorporate by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Note E to Schedule 14A. Because it does not appear that the company`s public float is sufficient, the company does not appear eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you are relying upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement or include the undertaking set forth in Instruction D.2 to
Schedule 14A. Identify on the last page of the proxy statement the information incorporated by reference. Alternatively, revise the proxy statement to include the information required by Item 13(a).

Security Ownership of Certain Beneficial Owners and Management,
page
5

Proposal No. 3 - Reclassification, Reverse Split and Share
Increase,
page 15
2. It appears that you are bundling proposals to reclassify your Class A and Class B Common Stock, effectuate a reverse stock split and to increase the number of authorized shares of your common stock.
While we acknowledge that you will be effectuating such proposals, if approved, by one and not three separate amendments to your certification of incorporation, bundling the shareholder approvals of such proposals appears to be inconsistent with the requirements of Rule 14a-4, which requires that a proxy identify each separate matter to be acted upon. Revise your proxy to include separate proposals for each substantive change to give your shareholders an opportunity to vote separately on each of these matters. You may mutually condition your proposals, if you only wish to proceed with the proposed changes collectively. In this respect, if any of the proposals are mutually conditioned, revise your proxy accordingly and provide appropriate disclosure in your proxy statement regarding the effect of a negative vote on the related proposals. Please refer to
Rule 14a-4 and Section II.H of SEC Release 34-31326.
3. Expand the table you have provided on page 5 under the caption "Security Ownership of Certain Beneficial Owners and Management" to illustrate the impact of the reclassification on the relative voting control of the listed individuals, including your directors and officers as a group. Include a narrative that clearly explains such impact. To the extent you choose to provide such additional information on page 5, provide a reference within your discussion of proposal 3.
Purpose of the Reclassification, page 15
4. Expand your disclosure in this section to more thoroughly explain why the reclassification would increase your access to capital.


Increase of Authorized Shares of Common Stock, page 19

Reasons to Increase the Authorized Shares of Common Stock, page 20
5. We note your disclosure on page 20 regarding the possible anti-takeover effects of the increase in authorized shares. What other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Effects of Approving the Reclassification Proposal, page 20
6. You state in the Notice of Annual Meeting of Stockholders and on page 15 that you intend to increase the number of authorized shares of your common stock from 8 million to 25 million shares. However, you indicate on page 20 that as of the effective date of filing the amendment to your certificate of incorporation your authorized common stock will consist of 400,000 shares of "Class A Voting Stock." Further, you also indicate on page 20 that each share of Class A Voting Common Stock and Class B Non-voting Common Stock will be automatically converted into one share of "Common Stock." Revise your disclosure to address these inconsistencies.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Perry Hindin, Staff Attorney, at (202) 551-
3444
with any questions. If you require further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant
Director
at (202) 551-3730.


	Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services


cc:	via facsimile
James Fields
Chief Financial Officer
      LocatePLUS Holdings Corporation
 (F) (978) 921-2727




Jon R. Latorella
LocatePLUS Holdings Corporation
September 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE